UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Satélites Mexicanos, S.A. de C.V.

File No. 333-08880 - CF#29641

_____

Satélites Mexicanos, S.A. de C.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 26, 2013.

Based on representations by Satélites Mexicanos, S.A. de C.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.38	through April 1, 2020
Exhibit 4.40	through December 31, 2015
Exhibit 4.41	through January 31, 2014
Exhibit 4.42	through January 31, 2014
Exhibit 4.43	through January 31, 2014
Exhibit 4.44	through January 31, 2014
Exhibit 4.45	through January 31, 2014
Exhibit 4.46	through January 31, 2014
Exhibit 4.47	through January 31, 2014
Exhibit 4.48	through December 1, 2015
Exhibit 4.49	through December 1, 2015
Exhibit 4.50	through December 1, 2015
Exhibit 4.51	through December 1, 2015
Exhibit 4.52	through December 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary